SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________________

IZEA Worldwide, Inc.
(Name of Subject Company)
________________________

IZEA Worldwide, Inc.
(Names of Filing Persons - Offeror)
________________________

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
________________________

46604H204
(CUSIP Number of Class of Securities)
________________________

Patrick Venetucci
Chief Executive Officer
IZEA Worldwide, Inc.
1317 Edgewater Drive, #1880
Orlando, FL 32804
(407) 674-6911
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Spencer G. Feldman, Esq.
Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
________________________

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1
☒    issuer tender offer subject to Rule 13e-4
☐    going-private transaction subject to Rule 13e-3
☐    amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by IZEA Worldwide, Inc. (the “Company”) to purchase up to $8,700,000 in value of shares of its common stock, par value $0.0001 per share (the “Common Stock”), at a price not less than $2.30 nor greater than $2.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated May 16, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1.        SUMMARY TERM SHEET
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2.        SUBJECT COMPANY INFORMATION
(a)    The name of the subject company and issuer is IZEA Worldwide, Inc., a Nevada corporation. The Company’s principal executive offices are located at 1317 Edgewater Drive, #1880 Orlando, FL 32804, and its telephone number is (407) 674-6911.
(b)    The information set forth in the Offer to Purchase under “Summary Term Sheet” and under “The Offer, Section 2, Number of Shares; Proration” is incorporated herein by reference. As of May 12, 2025, the Company had issued and outstanding approximately 16,926,102 shares of Common Stock.
(c)    Information about the trading market and price of the shares is set forth under “The Offer, Section 9, Price Range of Shares” of the Offer to Purchase and is incorporated herein by reference.
Item 3.        IDENTITY AND BACKGROUND OF FILING PERSON
(a)    The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company
Patrick J. Venetucci	Chief Executive Officer and Director
Peter J. Biere	Chief Financial Officer
Antonio Bonchristiano	Director
Rodrigo Boscolo	Director
Brian W. Brady	Director, Nominations & Governance Committee Chairman
John H. Caron	Director, Strategy & Capital Allocation Committee Chairman
Lindsay A. Gardner	Chairman of the Board, Audit Committee Chairman
Daniel R. Rua	Director, Compensation Committee Chairman

The Company’s principal executive offices are located at 1317 Edgewater Drive, #1880 Orlando, FL 32804, and its telephone number is (407) 674-6911.
The address for our directors and executive officers is c/o IZEA Worldwide, Inc., 1317 Edgewater Drive, #1880 Orlando, FL 32804.
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and the Purpose of the Offer – Information Concerning the Company” is incorporated herein by reference.
Item 4.        TERMS OF THE TRANSACTION
(a)    Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 14” of the Offer to Purchase is incorporated herein by reference.
(b)    The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer – Participation by Directors, Executive Officers, and Affiliates in the Offer” is incorporated herein by reference.
Item 5.        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS
(e)    The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares – Agreements and Arrangements Relating to the Company’s Securities” is incorporated herein by reference.
Item 6.        PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)    The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and the Purpose of the Offer – Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.
(b)    The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and the Purpose of the Offer – Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.
(c)    The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and the Purpose of the Offer – Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.
Item 7.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)    The information set forth in the Offer to Purchase under “The Offer, Section 10, Source and Amount of Funds” is incorporated herein by reference.
(b)    Not applicable.
(c)    Not applicable.
Item 8.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)    The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and the Purpose of the Offer – Beneficial Ownership of Common Stock by Directors, Executive Officers, and Controlling Shareholders” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer – Securities Transactions” is incorporated herein by reference.
Item 9.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)    The Company has retained Broadridge Financial Solutions, LLC. (the “Depositary”) to act as the Depositary in connection with the Offer and will pay the Depositary a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.
The Company has retained MacKenzie Partners (the “Information Agent”) to act as the Information Agent in connection with the Offer and will pay the Information Agent a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.
The Depositary and the Information Agent will be indemnified by the Company against certain liabilities and expenses in connection therewith.
Neither the Company nor any of its directors, officers or employees, nor the Depositary, nor the Information Agent, makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.
Item 10.    FINANCIAL STATEMENTS
(a)    Not applicable.
(b)    Not applicable.
Item 11.    ADDITIONAL INFORMATION
(a) (1)    The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares – Arrangements and Agreements Relating to Company Securities” of the Offer to Purchase is incorporated herein by reference.
(2)    There are no applicable regulatory requirements or approvals needed for the Offer.
(3)    Not applicable.
(4)    Not applicable.
(5)    None.
(c)    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.
Item 12.    EXHIBITS
The following are attached as exhibits to this Schedule TO:
(a) (1)    (A)    Offer to Purchase for Cash, dated May 16, 2025*
(B)    Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(C)    Notice of Guaranteed Delivery.*
(D)    Form of letter of brokers, dealers, commercial banks, trust companies, and other nominees.*

(E)    Form of letter to be used by brokers, dealers, commercial banks, trust companies, and other nominees to their clients.*
(5) (A) Press release issued by the Company, dated May 13, 2025 (incorporated by reference the Company’s SC TO-C filed with the SEC on May 13, 2025).
(B) Press Release issued by the Company, dated May 16, 2025.
(b)    Not applicable.
(1)    Amended and Restated 2011 Equity Incentive Plan, as amended October 15, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2024).
(2)    2014 Employee Stock Purchase Plan, as amended and restated December 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2018).
(3)    Summary of Director Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2020).
(4)    Employment Agreement between IZEA, Inc. and Peter Biere effective April 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2021).
(5)    First Amendment to Executive Employment Agreement between IZEA Worldwide, Inc. and Peter J. Biere dated January 28, 2022 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2022).
(6)    Second Amendment to Executive Employment Agreement between IZEA Worldwide, Inc. and Peter J. Biere dated January 9, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 12, 2023).
(7)    Executive Employee Agreement between IZEA Worldwide, Inc. and Peter J. Biere, effective September 1, 2023 (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2024).
(8)    Forms of grant notice, stock option agreement, and notice of exercise under the IZEA Worldwide, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).
(9)    Forms of restricted stock unit grant notice and award agreement under the IZEA Worldwide, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).
(10)    Forms of restricted stock award grant notice and award agreement under the IZEA Worldwide, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

(11)    IZEA Worldwide, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2023).
(12)    Form of Performance-Based Restricted Stock Unit Award Agreement under the IZEA Worldwide, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2023).
(13)    Form of Time-Based Restricted Stock Unit Award Agreement under the IZEA Worldwide, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2023).
(14)    Employment Agreement effective as of September 6, 2024, between the Company and Patrick J. Venetucci (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2024).
(15)    Cooperation Agreement, dated as of September 6, 2024, by and between the Company and GP Cash Management, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2024).
(g)    None.
(h)    Not applicable.
107    Filing Fee Table. *
*Filed herewith.
Item 13.    INFORMATION REQUIRED BY SCHEDULE 13E3
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IZEA WORLDWIDE, INC.

	By:	/s/
		Name:	Patrick J. Venetucci
		Title:	Chief Executive Officer

Date: May 16, 2025